Exhibit 21.1

Powerbridge Technologies Co., Ltd.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Powerbridge Technologies Co., Limited	Hong Kong

Zhuhai Powerbridge Technology Co., Ltd	People’s Republic of China